Exhibit 99.5

Notice to ASX

Resolutions requisitioned by shareholders

2 March 2018

In accordance with ASX Listing Rule 3.17A, Rio Tinto attaches proposed resolutions which it has received under section 249N of the Australian Corporations Act for consideration by shareholders in annual general meeting.

Rio Tinto will issue an addendum to its notice of meeting dated 28 February 2018 setting out the proposed resolutions, together with an accompanying statement provided by the requisitioning shareholders under section 249P of the Corporations Act, and a statement by its board in response to the resolutions.

Resolutions requisitioned by shareholders

Resolution 1

Special resolution to amend our company’s constitution

To insert into our company’s constitution the following new clause 60A:

Member resolutions at general meeting

The shareholders in general meeting may by ordinary resolution express an opinion, ask for information, or make a request, about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the company or the company's business as identified by the company, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.

Resolution 2

Ordinary resolution on public policy advocacy on climate change and energy by Relevant Industry Associations

Shareholders request that:

1.

the Board commission a comprehensive review of our company’s positions, oversight and processes related to direct and indirect public policy advocacy (Review), including through industry associations of which our company is a member or at which our company is formally represented (Relevant Industry Associations), on energy and climate change, covering the period 2012 to the present day.

We request that this Review:

a.

describe all payments by our company to Relevant Industry Associations engaged in direct or indirect public policy advocacy relating to climate and energy policy, in each case including the amount of the payment, the date of the payment and the recipient;

b.	evaluate whether advocacy positions* taken by Relevant Industry Associations, in respect of Australian climate and energy policy serve our company’s policy and financial interests; and
c.	evaluate whether advocacy positions* taken by Relevant Industry Associations are consistent with our company’s pledge of support for the Paris Agreement as a global framework for reducing emissions.

*Given that ‘advocacy positions’ by Relevant Industry Associations are not always taken in written form, we request that this Review include, as evidence of such advocacy positions, credible media reporting.

2.

the Board prepare (at reasonable cost and omitting confidential information) a report describing the completed Review and detailing the proposed actions to be taken as a result of the Review, to be made available to shareholders on the company website within four months of the AGM at which this proposal is discussed.

3.

the Board determine, and disclose to shareholders, the criteria by reference to which the company would discontinue membership of a Relevant Industry Association, in circumstances where the company’s interests in respect of energy and climate policy are not promoted by that Association.

Contacts

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Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404